Zix Corporation
2711 North Haskell Avenue, Suite 2200, LB 36
Dallas, Texas 75204-2960
October 27, 2005
VIA EDGAR AND FACSIMILE (202) 772-9210
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel Lee Division of Corporation Finance

Re:	Zix Corporation
Registration Statement on Form S-3
File No. 333-128186
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Zix Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 so that it becomes effective at 5:30 p.m., Washington D.C. time, on Thursday, October 27, 2005, or as soon as practicable thereafter.
     The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please address any questions or comments with respect to this request to our counsel, Baker Botts L.L.P., as follows: Sarah Rechter, Baker Botts L.L.P., 2001 Ross Avenue, Dallas, Texas 75201 (ph: 214/953-6419; fax: 214/661-4419).

Very truly yours, Zix Corporation
By:	/s/ Ronald A. Woessner
Name:	Ronald A. Woessner
Title:	S.V.P. and General Counsel